200 CROSSING BLVD BRIDGEWATER, NJ 08807 Synchronoss.com

January 10, 2023
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn: Robert Littlepage
Kathryn Jacobson

Re: Synchronoss Technologies, Inc. Form 10-K for the Year ended December 31, 2021 filed March 15, 2022, Form 8-K filed November 8, 2022, File No. 001-40574

Dear Ms. Jacobson and Mr. Littlepage:
    Synchronoss Technologies, Inc. (the “Company” ) is providing this letter in response to the December 14, 2022 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company. The comments relate to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the Company’s Form 8-K filed on November 8, 2022. For your convenience, the Staff’s comments are repeated below in italicized print followed by the Company’s responses.
Form 8-K filed November 8, 2022
Synchronoss Technologies Reports Third Quarter 2022 Results, page 1

1.We note your presentation of the non-GAAP measures Adjusted Free Cash Flow, in the secondary headline, and Adjusted Gross Margin, on page 9. In future filings, please present with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to 10(e)(1)(i) of Regulation S- K.

Response to Comment 1
We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings the Company plans to present with equal or greater prominence the most directly comparable GAAP financial measures to Adjusted Free Cash Flow and Adjusted Gross Margin. By way of example, the Company plans to include the following enhancements (Bold) in its earnings press release for the year ended December 31, 2022 to be furnished as an exhibit to its Current Report on Form 8-K:

Revised cash flow headline:

Net Cash provided by operating activities of $ million in 2022, a $ million improvement from 2021
Adjusted Free Cash Flow of $ million in 2022, a $ million Improvement from 2021

Revised Adjusted Gross Margin reconciliation table:

	Twelve Months Ended December 31,
	2022	2021	2020
Non-GAAP financial measures and reconciliation:
GAAP Revenue
Less: Cost of revenues
Less: Depreciation and Amortization[1]
Less: Restructuring
Gross Profit
Add / (Less):
Stock-based compensation expense
Restructuring, transition and cease-use lease expense
Adjusted Gross Profit
Adjusted Gross Margin	%	%	%
Gross Profit as % of Revenue	%	%	%
__________________________________________
1 Depreciation and Amortization contains a reasonable allocation for expenses associated with cost of revenues.
2022 Financial Outlook, page 3

2.We note that you have excluded a quantitative reconciliation of your forward-looking Adjusted EBITDA to its most comparable forward-looking GAAP measure. Please include a statement, if true, that you have relied on the exception in Item 10(e)(1)(i)(B) of Regulation S-K and identify the information that is unavailable and its probable significance in a location of equal or greater prominence. Additionally refer to Q&A 102.10(b) of the C&DI on Non-GAAP Measures.
Response to Comment 2
We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings the Company plans to include the required disclosure. By way of example, the Company plans to include the following enhancements (Bold) in its earnings press release for the year ended December 31, 2022 to be furnished as an exhibit to its Current Report on Form 8-K:

Revised from page 3:
A reconciliation of GAAP to non-GAAP results has been provided in the financial statement tables included in this press release. An explanation of these measures is included below under the heading "Non-GAAP Financial Measures." With respect to forward looking statements related to adjusted EBITDA, the Company has relied upon the exception in item 10(e)(1)(i)(B) of Regulation S-K and has not provided a quantitative reconciliation of forecasted adjusted EBITDA to forecasted GAAP net income (loss) attributable to Synchronoss or to forecasted GAAP income (loss) from operations, before taxes, within this earnings release because the Company is unable, without making unreasonable efforts, to calculate certain reconciling items with confidence. These items include, but are not limited to, other income, other expense, (provision) benefit for income taxes, depreciation and amortization expense, stock-

based compensation expense, restructuring charges, gain (loss) on divestitures, net (loss) income attributable to redeemable noncontrolling interests.
Reconciliation of GAAP to Non-GAAP Financial Measures, page 10

3.We note that you do not present Gross Profit in your Consolidated Statements of Operations but report it as the most comparable measure to the non-GAAP measure, Adjusted Gross Profit. Please revise your calculation of the Gross Profit GAAP measure to include an allocation for depreciation and amortization.

Response to Comment 3

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings the Company plans to include an allocation for depreciation and amortization in its calculation of the Gross Profit GAAP. As noted above in its response to comment 1, the Company plans to include a revised Adjusted Gross Margin reconciliation table in its earnings press release for the year ended December 31, 2022 to be furnished as an exhibit to its Current Report on Form 8-K.

4.We note in the reconciliation of Adjusted Free Cash Flow, adjustments for cash-settled expenses such as Litigation and Remediation costs (net) and Restructuring costs. Please disclose under Non-GAAP Financial Measures on page 4 why this is useful information to investors. Additionally, to the extent material, state the additional purposes, if any, for which management uses this liquidity measure. Refer to Rule 100(b) of Regulation G.
Response to Comment 4
We acknowledge the Staff’s comment and respectfully advise the Staff that the Company plans to include the following enhancements (Bold) to its earnings press release for the year ended December 31, 2022 to be furnished as an exhibit to its Current Report on Form 8-K to be filed in March 2023:

Non-GAAP Financial Measures
Synchronoss has provided in this release selected financial information that has not been prepared in accordance with GAAP although this non-GAAP financial information is derived from numbers that have been prepared in accordance with GAAP. This information includes historical non-GAAP revenues, adjusted gross profit, adjusted gross margin, adjusted EBITDA, effective tax rate, non-GAAP net income (loss) attributable to Synchronoss, diluted non-GAAP net income (loss) per share, free cash flow, invoiced cloud revenue and adjusted free cash flow (which excludes cash payments and receipts related to non-core business activities). The Company believes that the exclusion of non-routine cash-settled expenses, such as Litigation and Remediation costs (net) and Restructuring costs in the calculation of adjusted free cash flow which do not correlate to the operation of its business, provide for more useful period-to-period comparisons of the Company’s results. Synchronoss uses these non-GAAP financial measures internally in analyzing its financial results and believes they are useful to investors, as a supplement to GAAP measures, in evaluating Synchronoss’ ongoing operational performance. Synchronoss believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing its financial results with other companies in Synchronoss’ industry, many of which present similar non-GAAP financial measures to investors. As noted, the non-GAAP financial results discussed above add back fair value stock-based compensation expense, acquisition-related costs, restructuring, transition and cease-use lease expense, litigation, remediation and refiling costs and depreciation and amortization, interest income, interest expense, loss (gain) on divestitures, other (income) expense, provision (benefit) for income taxes, and net loss (income) attributable to noncontrolling interests, and preferred dividends.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable GAAP financial measures as detailed above. Investors are encouraged to also review the Balance Sheet, Statement of Operations, and Statement of Cash Flow. As previously mentioned, a reconciliation of GAAP to non-GAAP results has been provided in the financial statement tables included in this press release.

Should you have any further questions regarding these matters or require additional information, please do not hesitate to contact me at lou.ferraro@synchronoss.com or (908) 547-1062.
Very Truly Yours,

/s/ Louis Ferraro
Louis Ferraro
Chief Financial Officer
Synchronoss Technologies, Inc.